SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

TranSwitch Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

894065309
(CUSIP Number)

Ilex Partners, L.L.C. 712 Fifth Avenue, 34th Floor New York, N.Y. 10019 (212) 371-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065309	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Ilex Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,720,294 (including an option to purchase 9,803,921 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 36.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 894065309	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Steinhardt Overseas Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,720,294 (including an option to purchase 9,803,921 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 36.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 894065309	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Michael H. Steinhardt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,720,294 (including an option to purchase 9,803,921 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,720,294 (including an option to purchase 9,803,921 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 36.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 894065309	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.001 per share, of Transwitch Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 3 Enterprise Drive, Shelton, Connecticut 06484.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i) Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex"), with respect to the Shares directly held by it;

(ii) Steinhardt Overseas Management, L.P., a Delaware limited partnership ("SOM"), with respect to the Shares directly held by Ilex; and

(iii) Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the Shares directly held by Ilex.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b) The principal business address of the Reporting Persons is 712 Fifth Avenue, 34th Floor, New York, N.Y. 10019.

(c) The principal business of SOM is to provide investment management services to private investment vehicles, including Ilex. The principal business of Ilex is that of a private investment company engaging in the purchase and sale of investments for its own account. The principal occupation of Mr. Steinhardt is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ilex is a limited liability company organized under the laws of the State of Delaware. SOM is a limited partnership organized under the laws of the State of Delaware. Mr. Steinhardt is a citizen of the United States of America.

The Reporting Persons have executed a Joint Acquisition Statement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

CUSIP No. 894065309	SCHEDULE 13D	Page 6 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

4,212,452 of the Shares reported herein were acquired at an aggregate purchase price of approximately $11,281,747. As described in Item 4 below, 9,803,921 of the Shares reported herein were acquired for an aggregate purchase price of $2,500,000 and 900,000 were issued in exchange for the April Warrants (as defined below). All such Shares were acquired with working capital of Ilex.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business and not for the purpose of changing the control of the Issuer. The Reporting Persons previously reported their beneficial ownership of the Issuer's Shares on Schedule 13G. As of the date of event which requires the filing of this Statement, the Reporting Persons may be deemed to beneficially own, in the aggregate, more than twenty percent of the outstanding Shares.

On August 16, 2013, Ilex entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Issuer pursuant to which Ilex (i) agreed to purchase an aggregate of 9,803,921 Shares for an aggregate purchase price of $2,500,000, (ii) agreed to exchange certain warrants to purchase Shares originally issued to Ilex on April 3, 2013 (the "April Warrants") for 900,000 Shares and (iii) was granted an option to purchase an additional 9,803,921 Shares for aggregate purchase price of $2,500,000 (the "Option"). The Option may be exercised by Ilex, in whole but not in part, at any time during the period commencing on the closing date of the transactions contemplated by the Securities Purchase Agreement and ending upon the earlier of (i) the date that is 180 days after August 16, 2013 and (ii) the occurrence of a change of control of the Issuer. A "change of control" for such purpose is defined as a merger or consolidation in which (i) the Issuer is a constituent party or (ii) a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation, except in either of (i) or (ii), above, any such merger or consolidation involving the Issuer or a subsidiary in which the shares of capital stock of the Issuer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation. The Securities Purchase Agreement contains customary representations, warranties and covenants of the Issuer and Ilex. The Securities Purchase Agreement is referenced as Exhibit 2 hereto.

The closing of the transactions contemplated by the Securities Purchase Agreement occurred on August 21, 2013.

In connection with the Securities Purchase Agreements, on August 16, 2013, the Issuer and Ilex entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") within 20 days of the closing for the resale of all of the Shares issued pursuant to the Securities Purchase Agreement and will use its reasonable best efforts to have such registration statement declared effective as soon as practicable, but in no event later than 60 days of the closing date (90 days in the event the SEC reviews the registration statement). The Registration Rights Agreement is referenced as Exhibit 3 hereto.

The foregoing summaries of the Securities Purchase Agreement and the Registration Rights Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 2 and Exhibit 3 to this Schedule 13D (and which are incorporated by

CUSIP No. 894065309	SCHEDULE 13D	Page 7 of 10 Pages

reference to Exhibit 10.1 and 4.1 of the Current Report on Form 8-K filed by the Issuer on August 20, 2013 (the “Form 8-K”).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the management, the Board of Directors of the Issuer, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) and (b) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 67,152,393 Shares, which is the sum of (i) the 46,644,551 Shares outstanding as of August 14, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2013 and (ii) the 20,507,842 Shares issued and issuable to Ilex pursuant to the Securities Purchase Agreement (including the 9,803,921 Shares issuable pursuant to the Option).

See rows (7) through (10)of the cover pages to this Statement for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 4 and the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 894065309	SCHEDULE 13D	Page 8 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Securities Purchase Agreement (incorporated by reference to Exhibit No. 10.1 to the Form 8-K).

Exhibit 3: Registration Rights Agreement (incorporated by reference to Exhibit No. 4.1 to the Form 8-K).

CUSIP No. 894065309	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2013

/s/ MICHAEL H. STEINHARDT
Michael H. Steinhardt, individually, and as general partner of Steinhardt Overseas Management, L.P., for itself and as managing member of Ilex Partners, L.L.C.

CUSIP No. 894065309	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 22, 2013

/s/ MICHAEL H. STEINHARDT
Michael H. Steinhardt, individually, and as general partner of Steinhardt Overseas Management, L.P., for itself and as managing member of Ilex Partners, L.L.C.